Exhibit (a)(1)(B)

E-MAIL TO ALL ELIGIBLE EMPLOYEES

To: Rambus Employees

From: Harold Hughes

Date: October 18, 2007

Subject: Stock Option Exchange Program

You are receiving this e-mail because certain of your Rambus stock options have been granted with an exercise price that was less than the fair market value of our common stock on the date of grant (referred to as “mispriced options”). Mispriced options that were granted or vested after December 31, 2004, are potentially subject to adverse tax consequences under Section 409A of the Internal Revenue Code (and similar provisions under certain state tax laws) (“Section 409A”). Under Section 409A, the mispriced options may be subject to a 20% federal tax on the value of the options, plus interest and penalties, in addition to the normal federal income taxes applicable to options. In addition, for example, we believe that during each subsequent tax year (until the mispriced option is exercised or expires), eligible employees will be subject to additional annual income, additional income taxes, plus penalties and interest charges on any increase in value of the underlying stock. Finally, California state law imposes an additional 20% tax on the value of options in addition to the normal California income taxes applicable to options. As a result, if you hold mispriced options you may have an aggregate tax rate of 80% or more of the value of the mispriced options, even if you do not exercise the mispriced option.

Rambus intends to offer you the opportunity to “cure” your mispriced options by participating in a voluntary tender offer (the “offer”). You are eligible to participate in the offer if you hold mispriced options that remain outstanding and unexercised throughout the duration of the offer, you remain an employee of Rambus through the expiration of the tender offer and you pay taxes in the United States.

The specific details of the offer are included in the attached documents to this e-mail. To participate in the offer you must access the tender offer website at https://rmbs.equitybenefits.com and follow the instructions on the website. You will receive your User I.D. and password login information in a separate email. The offer will expire at 9:00 p.m., Pacific Time on November 15, 2007 unless it is extended. If you hold mispriced options and do not participate in the offer you may be subject to the tax consequences described above.

Employee Forums

To help explain your choices with regard to your mispriced options if you participate in the offer, and to answer any questions you may have, employee forums will be held at the dates and times indicated below:

•	Friday, October 19, 2007 from 10:00 a.m. to 11:30 a.m. at the Open Area in the Los Altos Building.

•	Friday, October 26, 2007 from 10:00 a.m. to 11:30 a.m. at the Open Area in the Los Altos Building.

You will receive a meeting invitation with call-in information for these sessions if you cannot attend the meetings in person.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Caroline Ling at (650) 947-5799 or at options@rambus.com.